UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Huttig Building Products, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451104	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,293,560
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,293,560
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 448451104	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,293,560
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,293,560
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 448451104	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,293,560
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,293,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 448451104	Page 5 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Huttig Building Products, Inc., a Delaware corporation (the “Issuer” or “Huttig”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Thomas E. Lynch (collectively, the “Reporting Persons”) on March 18, 2019, as amended by Amendment No. 1 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on August 6, 2020, as amended by Amendment No. 2 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 14, 2020, and as amended by Amendment No. 3 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 5, 2021 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 2,293,560 shares of Common Stock for $11,032,341.78 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

2. Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the fourth and fifth paragraphs:

We remain interested in acquiring Huttig in a take-private transaction at a substantial premium. As disclosed in our previous 13D/A filing on October 14th, 2020 we submitted an offer to acquire 100% of Huttig’s outstanding shares not already owned by Mill Road for $4.00 per share. We have remained willing to increase our offer price but do not believe that constructive discussions are possible. As of March 29th, 2021 Huttig’s stock price closed at $3.50 per share, well below the level at which we remain interested in acquiring the Company. We have continued to purchase shares in the open market and as of the date of this filing we own 9.3% of the Company’s outstanding shares (assuming all of the outstanding put options we have written are exercised) which, based on publicly available information, makes us one of Huttig’s largest shareholders. Consequently, we reiterate our belief that Huttig’s shareholders would be best served by a take-private transaction at a substantial premium.

Mill Road Capital almost always supports the company slate of directors at shareholder meetings. We would like to do so at the upcoming April 27th Huttig Annual Meeting but – in order for us to support the incumbent slate – we need some assurance from the Board that it intends to commence a value creating strategic alternatives process.

3. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

CUSIP No. 448451104	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 27,417,819 shares of the Common Stock issued and outstanding as of March 1, 2021, as reported in the definitive proxy statement of the Issuer dated March 15, 2021. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 29, 2021, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 2,293,560 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 2,293,560 shares of Common Stock, or approximately 8.4% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 2,293,560 shares of Common Stock, or approximately 8.4% of the outstanding shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock during the period (the “Reporting Period”) from January 28, 2021 (the date 60 days prior to the filing of this Schedule 13D) to March 29, 2021:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
3/4/2021	17,328	$3.4334
3/5/2021	1,500	$3.3043
3/8/2021	2,000	$3.3953
3/10/2021	1,000	$3.428
3/23/2021	41,365	$3.4978
3/24/2021	13,190	$3.4789
3/25/2021	11,401	$3.4232
3/26/2021	1,515	$3.4800
3/29/2021	16,319	$3.4960

The above listed transactions were conducted in the ordinary course of business on the open market for cash. The purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded put options described in Item 6, which is incorporated by reference into this Item 5(c).

4. Item 6 of the Schedule 13D shall hereby be amended by inserting the following at its beginning:

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of March 29, 2021. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

CUSIP No. 448451104	Page 7 of 8 Pages

Date of Sale	Value per Underlying Share at which Put Options were Sold ($)	Shares Underlying Put Options (100s)	Put Options’ Strike Price per Share ($)	Put Options’ Expiration Date
3/3/2021	$1.599	1,780	$5.00	06/18/2021
3/4/2021	$1.5841	346	$5.00	06/18/2021
3/8/2021	$1.6	10	$5.00	06/18/2021
3/10/2021	$1.55	150	$5.00	06/18/2021
3/19/2021	$1.5	34	$5.00	06/18/2021
3/23/2021	$1.5	35	$5.00	06/18/2021
3/25/2021	$1.5395	38	$5.00	06/18/2021
3/26/2021	$1.5	14	$5.00	06/18/2021
3/29/2021	$1.5	32	$5.00	06/18/2021

Each of these Put Options gives the option’s counterparty the right (but not the obligation) to sell to the Fund, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a sale price per share equal to the option’s strike price per share. If a Put Option is exercised on or before its expiration date, the Fund must purchase the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 448451104	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 29, 2021

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact